

April 18, 2022

Jonathan Awde
Chief Executive Officer
Dakota Gold Corp.
1588 – 609 Granville Street
Vancouver, BC V7Y 1G5

> **Re: Dakota Gold Corp.**
> **Registration Statement on Form S-1**
> **Filed March 28, 2022**
> **File No. 333-263883**

Dear Mr. Awde:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 28, 2022

General

1. It appears that you are seeking to register the primary issuance of shares of common stock underlying 7,615,718 warrants issued to investors in a private placement in connection with your merger transaction with Dakota Territory Resource Corp. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares to private placement purchasers as these shares appear to have been offered privately. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 239.15 and 103.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Josh Pleitz